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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Advance Auto Parts, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

00751Y 106 (CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (12-02)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 7 Pages

CUSIP No. 00751Y 106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). FS Equity Partners IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 6. Shared Voting Power 957,141(a) (See Item 4) 7. Sole Dispositive Power 8. Shared Dispositive Power 957,141(a) (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.6% (See Item 4)

12.	Type of Reporting Person (See Instructions) PN

(a)	The number of shares are reported as of December 31, 2003 and do not reflect Issuer’s two-for-one stock split in the form of a 100% stock dividend effected as of January 2, 2004.

Page 2 of 7 Pages

CUSIP No. 00751Y 106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). FS Capital Partners, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 6. Shared Voting Power 957,141(a) (See Item 4) 7. Sole Dispositive Power 8. Shared Dispositive Power 957,141(a) (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.6% (See Item 4)

12.	Type of Reporting Person (See Instructions) OO

(a)	The number of shares are reported as of December 31, 2003 and do not reflect Issuer’s two-for-one stock split in the form of a 100% stock dividend effected as of January 2, 2004.

Page 3 of 7 pages

Item 1.		Name of Issuer:

	(a)	The name of the issuer is Advance Auto Parts, Inc., a Delaware corporation (the “Issuer”).

	(b)	The principal executive office and mailing address of the Issuer is 5673 Airport Road, Roanoke, Virginia 24012.

Item 2.		Name of Person Filing:

	(a)	The names of the persons filing this statement are: FS Equity Partners IV, L.P. (“FSEP IV”) and FS Capital Partners, L.L.C. (“Capital Partners”), collectively, the “Filing Persons”).

	(b)	FSEP IV and Capital Partners each has its principal business address and its principal office at 11100 Santa Monica Boulevard, Suite 1900, Los Angeles, California 90025.

	(c)	FSEP IV is a Delaware limited partnership. Capital Partners is a California limited liability company.

	(d)	This Schedule 13G relates to the Common Stock, $0.01 par value per share of the Issuer.

	(e)	The CUSIP Number of the Common Stock is 00751Y 106.

Item 3.	N/A

Item 4.	Ownership

As reported in the Form 10-Q of the Issuer filed on November 6, 2003, there were 36,908,978 shares of Common Stock outstanding as of November 3, 2002. Based on such number of outstanding shares, the Filing Persons report the following holdings of Common Stock and corresponding percentage interest of total shares outstanding:

FSEP IV reports direct holdings of 957,141 shares of Common Stock (2.6%). By virtue of being the sole general partner of FSEP IV, Capital Partners may be deemed to have shared voting and dispositive power with respect to those 957,141 shares of Common Stock.

FSEP IV previously reported shared dispositive power of the Common Stock owned by each of Garnett E. Smith (“Smith”), Lawrence P. Castellani (“Castellani”), Jimmie L. Wade (“Wade”) and David R. Reid (“Reid”) because the terms of options to purchase Common Stock pursuant to the Issuer’s 2001 Senior Executive Stock Option Plan formerly contained a drag-along right on sales of stock by any of Smith, Castellani, Wade and Reid in favor of FSEP IV

Page 4 of 7 pages

which has been removed by amendment from each respective option agreement.

FSEP IV, Nicholas F. Taubman (“Taubman”), The Arthur Taubman Trust dated July 13, 1964 (the “Taubman Trust” and together with Taubman, the “Taubman Parties”), Peter J. Fontaine (“Fontaine”), Fontaine Industries Limited Partnership, a Nevada limited partnership (the “Fontaine Partnership”) and the Peter J. Fontaine Revocable Trust (the “Fontaine Trust” and together with Fontaine and the Fontaine Partnership, the “Fontaine Parties”) are parties to an Amendment No. 1 to Amended and Restated Stockholders Agreement dated as of November 28, 2001 (the “Amendment”). The Amendment amended the Amended and Restated Stockholders Agreement dated as of November 2, 1998 by and among FSEP IV, the Taubman Parties and Advance Holding Corporation, a Virginia corporation (“Holding”) (collectively with the Amendment, the “Stockholders Agreement”).

FSEP IV previously reported that FSEP IV, the Taubman Parties and the Fontaine Parties may have constituted a group within the meaning of Section 13(d)(3) of the Exchange Act (a “Group”) by virtue of certain rights and obligations created in the Stockholder Agreement. The provisions of the Stockholder Agreement, which may have been deemed to create a Group, are no longer operative and thus FSEP IV no longer has any beneficial ownership, deemed or otherwise, of the shares of Common Stock beneficially owned or deemed to be owned by the Taubman Parties and the Fontaine Parties.

Item 5.	Ownership of Five Percent or Less of a Class ☒ Please see Item 4 and Item 9.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company N/A

Item 8.	Identification and Classification of Members of the Group N/A

Item 9.

Notice of Dissolution of Group

As described in Item 4, because the provisions of the Stockholders Agreement by which FSEP IV, the Taubman Parties and the Fontaine Parties may have been deemed a Group are no longer operative, any deemed Group including FSEP IV, the Taubman Parties and the Fontaine Parties no longer exists.

Page 5 of 7 pages

Item 10.	Certification N/A

Page 6 of 7 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2004	FS EQUITY PARTNERS IV, L.P.

	By: Its:	FS Capital Partners, L.L.C. General Partner

/s/ William M. Wardlaw

	Name:	William M. Wardlaw
	Title:	Vice President

FS CAPITAL PARTNERS, L.L.C.

/s/ William M. Wardlaw

Name:	William M. Wardlaw
Title:	Vice President

Page 7 of 7 pages